Exhibit 99.1

Autohome Inc. Announces Unaudited Results for the First Quarter Ended March 31, 2014

Quarterly Net Revenues Increased 67.3% Year-over-Year to RMB342.0 Million

Quarterly Net Income Increased 62.5% Year-over-Year to RMB121.9 Million

BEIJING, May 6, 2014 – Autohome Inc. (NYSE: ATHM) (“Autohome” or the “Company”), the leading online destination for automobile consumers in China, today announced its unaudited financial results for the first quarter ended March 31, 2014.

First Quarter 2014 Financial Highlights1

•	Net Revenues increased 67.3% year-over-year to RMB342.0 million ($55.0 million) for the first quarter of 2014.

•	Net Income increased 62.5% year-over-year to RMB121.9 million ($19.6 million) for the first quarter of 2014.

•	Net Cash Provided by Operating Activities increased 94.5% year-over-year to RMB250.7 million ($40.3 million) for the first quarter of 2014.

First Quarter 2014 Operating Highlights

•	Autohome provided dealer subscription services to 12,659 dealer subscribers in the first quarter of 2014, up from 6,176 dealer subscribers in the corresponding period of 2013.

•	Autohome.com.cn ranked first among China’s automotive websites and automotive channels of internet portals in terms of average daily unique visitors, average daily time spent per user, and average daily page views for the first quarter of 2014, based on data released by iResearch, a third-party market research firm. In the same period, autohome.com.cn accounted for approximately 48% of the total time that China’s internet users spent viewing online automotive information, nearly four times that of the Company’s closest competitor, according to the data released by iResearch.

•	The number of average daily unique visitors who accessed the Company’s websites via mobile devices and the number of average daily unique visitors to the Company’s mobile applications amounted to approximately 2.3 million and 1.9 million, respectively, in the month of March 2014. This represents more than 30% growth in total number of average daily unique visitors on mobile platforms compared to those in the month of December 2013. During the first quarter of 2014 the Company’s PC average daily unique visitors continued to grow, with average daily unique visitors for the first quarter of 2014 amounting to 7.2 million, compared to average daily unique visitors of 5.9 million for the full year of 2013.

[1]	The reporting currency of the Company is Renminbi (“RMB”). For the convenience of the reader, certain amounts throughout the release are presented in US dollars (“$”). Unless otherwise noted, all conversions from RMB to US$ are translated at the noon buying rate of US$1.00 to RMB6.2164 on March 31, 2014 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Recent Developments

•	Between April 15 and April 18, 2014, Autohome conducted a successful online sales promotion campaign targeting potential car buyers in Shandong, Jiangsu and Guangdong provinces. Over the four days of the campaign, the Company successfully tested a promotion featuring coupons. It was well received by dealers and automakers and more than 1,700 potential car buyers purchased vouchers online that could be used to obtain discounts of several thousand RMB on a new car purchase in participating dealerships. As of April 30, 2014, approximately 550 of the vouchers were used for car purchases with a total value of more than RMB80 million. The Company recorded approximately double sales transactions for the same automakers in the same province compared to those during the November 11 promotion last year. The success of the campaign showcased Autohome’s ability to generate highly relevant sales leads and deliver tangible sales results for its dealer and automaker customers. It also demonstrated how Autohome’s flexible O2O platform could be leveraged for focused promotional programs targeting specific automaker customers, car brands or geographies based on customers’ needs.

James Qin, Chief Executive Officer, stated, “We are pleased with our strong first quarter results which were in line with our initial expectations. We continued to drive high double digit increases in both net revenues and net income, reflecting our ability to consistently leverage and benefit from our market position as the leading online destination for automobile consumers in China.”

“Importantly, during the quarter we made solid additional progress with our stated growth strategies to expand our advertising offerings to capture increased share of wallet from automakers, further extend and monetize our dealer network, expand our offerings on our mobile and services platforms to enhance the user experience, and build out our offering in the aftermarket and used car sectors. We are particularly encouraged to record strong growth in dealer subscribers and in advertising revenues from both automakers and dealers. We continue to gain market share in online advertising spending as our customers continue to benefit from our unrivalled access to potential car buyers and proven strength in generating sales leads.”

“Our continued strength in terms of traffic demonstrates how our strong professionally-generated content and, in particular, our valuable user-generated content are driving improved user engagement. Furthermore, we are encouraged that our efforts to expand our dealership platform, and our proven capability in generating leads and conversions, are translating into growth in our automaker and dealer customer base. The success of our recently concluded April 15 online promotion event, as well as our November 11 promotion last year, highlights the transaction value that we bring to our customers.”

“Given a positive start to the year, our continued progress in realizing our growth strategies, and auto and online advertising industry trends that are in our favor, we are optimistic about the remainder of the year and our ability to continue to drive positive results.”

Nicholas Chong, Chief Financial Officer, commented, “Our financial results for the first quarter highlight three very important areas of operating and financial strength in Autohome’s business. We are able to drive rapid revenue growth via a diversified revenue mix, deliver strong profitability thanks to robust top line growth and an efficient cost base, and consistently generate significant cash flows to maintain a healthy cash balance and fund our important growth strategies. Due to this broad-based strength, we have a durable foundation in place and this will support us as we work to grow our market share and continue to build the business.”

Detailed Overview of Financial Results for First Quarter 2014

Key Financial Results

(In RMB Millions except for per share data)	1Q2013	1Q2014	% Change
Net Revenues	204.4	342.0	67.3%
Operating Profit	92.0	148.3	61.2%
Net Income	75.0	121.9	62.5%
Adjusted Net Income[2]	83.0	136.9	65.0%
Diluted Earnings Per Share[3]	0.74	1.08	45.9%
Net Cash Provided by Operating Activities	128.9	250.7	94.5%

Unaudited First Quarter 2014 Financial Results

Net Revenues

Net revenues for the first quarter of 2014 increased 67.3% to RMB342.0 million ($55.0 million) from RMB204.4 million in the corresponding period in 2013. The increase was due to increases in both the Company’s advertising services revenues and dealer subscription services revenues.

•	Advertising services revenues for the first quarter of 2014 increased 51.8% to RMB225.9 million ($36.3 million) from RMB148.8 million in the corresponding period in 2013. The increase was due to an increase in revenues from both automaker advertisers and dealer advertisers. Revenues from automaker advertisers and dealer advertisers accounted for 78.9% and 21.1%, respectively, of total advertising services revenues for the first quarter of 2014.

The increase in revenues from automaker advertisers was attributable to an increase in average revenues per automaker advertiser as automakers continued to allocate more advertising budgets to Autohome’s online advertising channels. The increase in dealer advertising services revenues was mainly due to an increase in the volume of advertising purchased by dealer advertisers as a result of the Company’s expansion into new geographical markets and deeper penetration into existing markets, together with an increase in the rates for the Company’s dealer advertising services.

•	Dealer subscription services revenues for the first quarter of 2014 increased 108.9% to RMB116.1 million ($18.7 million) from RMB55.6 million in the corresponding period in 2013. The increase in dealer subscription services revenues was mainly due to an increase in the number of paying subscribers, which in turn was a result of Autohome’s expansion into new geographic markets and deeper penetration into existing markets. The Company sold dealer subscription services to 12,659 dealers in the first quarter of 2014, compared with 6,176 dealers in the corresponding period in 2013.

Cost of Revenues

Cost of revenues for the first quarter of 2014 increased 64.6% to RMB68.4 million ($11.0 million) from RMB41.6 million in the corresponding period in 2013, primarily due to increases in value-added taxes and surcharges, content related costs, bandwidth and IDC costs and depreciation. The cost of revenues included share-based compensation expense of RMB1.7 million ($0.3 million) and RMB1.6 million for the first quarter of 2014 and 2013, respectively.

[2]	Adjusted net income is defined as net income excluding share-based compensation expenses and amortization expenses of intangible assets related to acquisitions. For more information on these non-GAAP financial measures, please see the section captioned “Use of Non-GAAP Financial Measures” and the tables captioned “Reconciliations of Non-GAAP and GAAP Results” set forth at the end of this release.
[3]	Each ordinary share equals one ADS.

Operating Expenses

Operating expenses for the first quarter of 2014 increased 76.9% to RMB125.3 million ($20.2 million) from RMB70.8 million in the corresponding period in 2013, mainly due to increases in sales and marketing expenses, general and administrative expenses and product development expenses. As a percentage of net revenues, operating expenses for the first quarter of 2014 increased to 36.6% from 34.7% in the corresponding period in 2013.

•	Sales and marketing expenses for the first quarter of 2014 increased 79.4% to RMB66.4 million ($10.7 million) from RMB37.0 million in the corresponding period in 2013. This increase was primarily due to (i) an increase in salaries and benefits in line with an increase in sales and marketing headcount as the Company hired more experienced sales persons to provide better service and support to the Company’s important customers and (ii) an increase in marketing expenses in connection with the promotion of the Company’s brands through navigation sites. The sales and marketing expenses for the first quarter of 2014 included share-based compensation expense of RMB1.5 million ($0.2 million), compared to RMB1.1 million in the corresponding period in 2013.

•	General and administrative expenses for the first quarter of 2014 increased 64.8% to RMB29.5 million ($4.8 million) from RMB17.9 million in the corresponding period in 2013. This increase was primarily due to an increase in salaries and benefits in line with an increase in administrative headcount as well as an increase in professional fees as a result of Autohome becoming a public company. The general and administrative expenses for the first quarter of 2014 included share-based compensation expenses of RMB6.6 million ($1.1 million), compared to RMB3.0 million in the corresponding period in 2013.

•	Product development expenses for the first quarter of 2014 increased 84.8% to RMB29.4 million ($4.7 million) from RMB15.9 million in the corresponding period in 2013, primarily due to an increase in salaries and benefits in line with an increase in product development headcount. The product development expenses for the first quarter of 2014 included share-based compensation expenses of RMB4.0 million ($0.6 million), compared to RMB0.7 million in the corresponding period in 2013.

Operating Profit

Operating profit for the first quarter of 2014 increased 61.2% to RMB148.3 million ($23.9 million) from RMB92.0 million in the corresponding period in 2013.

Net Income and EPS

Net income for the first quarter of 2014 increased 62.5% to RMB121.9 million ($19.6 million) from RMB75.0 million in the corresponding period in 2013. Basic and diluted earnings per share and per ADS (“EPS”) for the first quarter of 2014 were RMB1.16 ($0.19) and RMB1.08 ($0.17), respectively, compared to basic and diluted EPS in the corresponding period in 2013 of RMB0.75 and RMB0.74, respectively.

Adjusted Net Income and Non-GAAP EPS

Adjusted net income, defined as net income excluding share-based compensation expenses and amortization expenses of intangible assets related to acquisitions, for the first quarter of 2014 increased 65.0% to RMB136.9 million ($22.0 million) from RMB83.0 million in the corresponding period in 2013. Non-GAAP basic and diluted EPS for the first quarter of 2014 were RMB1.30 ($0.21) and RMB1.22 ($0.20), respectively, compared to Non-GAAP basic and diluted EPS in the corresponding period in 2013 of RMB0.83 and RMB0.82, respectively.

Balance Sheet and Cash Flow

As of March 31, 2014, the Company had cash and cash equivalents and short term investments of RMB 1,403.3 million ($225.7 million). Net cash provided by operating activities in the first quarter of 2014 was RMB250.7 million ($40.3 million), compared to RMB128.9 million in the corresponding period in 2013.

Business Outlook

Autohome currently expects to generate net revenues in the range of RMB472.0 million ($75.9 million) to RMB493.0 million ($79.3 million) in the second quarter of fiscal year 2014, representing a 60.0% to 67.1% year-over-year increase.

These forecasts reflect the Company’s current and preliminary view on the market and operating conditions, which are subject to change.

Conference Call Information

The Company will hold an earnings conference call at 8:00 AM on Tuesday, May 6, 2014, U.S. Eastern Time (8:00 PM on Tuesday, May 6, 2014, Beijing/Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

United States: +1-855-298-3404

Hong Kong: +852-5808-3202

China Domestic: 400-120-0539

United Kingdom: 0800-015-9725

International: +1-631-514-2526

Please dial in ten minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is 6776632.

A replay of the conference call may be accessed by phone at the following numbers until May 13, 2014:

United States: +1-866-846-0868

International: +61-2-9641-7900

Passcode: 6776632

Additionally, a live and archived webcast of the conference call will be available at http://ir.autohome.com.cn.

About Autohome Inc.

Autohome Inc. (NYSE: ATHM) is the leading online destination for automobile consumers in China. Through its two websites, autohome.com.cn and che168.com, the Company provides comprehensive, independent and interactive content to automobile buyers and owners. Autohome.com.cn ranked first among China’s automotive websites and automotive channels of internet portals in terms of average daily unique visitors, average daily time spent per user and average daily page views in 2013, according to iResearch, a third-party research firm. The Company’s ability to reach a large and engaged user base of automobile consumers has made Autohome the preferred platform for automakers and dealers to conduct their advertising campaigns. Automakers typically utilize its online advertising services for brand promotion, new model releases and sales promotions. Its dealer subscription services allow dealers to market their inventory and services through Autohome’s websites, extending the reach of their physical showrooms to potentially millions of internet users in China. For further information, please visit www.autohome.com.cn.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Among other things, Autohome’s business outlook,Autohome’s strategic and operational plans and quotations from management in this announcement contain forward-looking statements. Autohome may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Autohome’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Autohome’s goals and strategies; Autohome’s future business development, results of operations and financial condition; the expected growth of the online automobile advertising market in China; Autohome’s ability to attract and retain users and advertisers and further enhance its brand recognition; Autohome’s expectations regarding demand for and market acceptance of its products and services; competition in the online automobile advertising industry; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Autohome’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Autohome does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

To supplement net income presented in accordance with U.S. GAAP, we use Adjusted Net Income, Non-GAAP basic and diluted EPS and Adjusted EBITDA as non-GAAP financial measures. We define Adjusted Net Income as net income excluding share-based compensation expenses and amortization expenses of intangible assets related to acquisitions. We define Non-GAAP basic and diluted EPS as Adjusted Net Income divided by the basic and diluted weighted average number of ordinary shares. We define Adjusted EBITDA as net income before income tax expense, depreciation expenses of property and equipment and amortization expenses of intangible assets and interest expense, excluding share-based compensation expenses. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance, in addition to net income prepared in accordance with U.S. GAAP. We believe these non-GAAP financial measures are important to help investors understand our operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess our core operating results, as they exclude certain expenses that are not expected to result in cash payments. The use of the above non-GAAP financial measures has certain limitations. Share-based compensation expenses have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of our results. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of non-GAAP and GAAP Results” set forth at the end of this press release.

For investor and media inquiries, please contact:

Xu Wei

Investor Relations

Autohome Inc.

Tel: +86-10-5985-7017

Email: ir@autohome.com.cn

Cara O’Brien

FTI Consulting, Inc.

Tel: +852-3768-4537

Email: cara.obrien@fticonsulting.com

Martin Reidy

FTI Consulting, Inc.

Tel: +86-10-8591-1060

Email: martin.reidy@fticonsulting.com

AUTOHOME INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amount in thousands, except per share data)

	For three months ended March 31,
	2013	2014
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues:
Advertising services	148,803	225,920	36,343
Dealer subscription services	55,553	116,067	18,671

Total net revenues	204,356	341,987	55,014

Cost of revenues	(41,557)	(68,416)	(11,006)

Gross profit	162,799	273,571	44,008

Operating expenses:
Sales and marketing expenses	(37,014)	(66,405)	(10,682)
General and administrative expenses	(17,919)	(29,528)	(4,750)
Product development expenses	(15,881)	(29,353)	(4,722)

Operating profit	91,985	148,285	23,854

Interest income	2,703	5,624	905
Other expenses	(3)	(53)	(9)

Income before income taxes	94,685	153,856	24,750

Income tax expense	(19,674)	(31,941)	(5,138)

Net income	75,011	121,915	19,612

Earnings per share for ordinary share
Basic	0.75	1.16	0.19
Diluted	0.74	1.08	0.17
Shares used in earnings per share computation:
Ordinary shares:
Basic	100,000,000	—	—
Diluted	100,693,204	—	—

Class A ordinary shares
Basic	—	36,347,496	36,347,496
Diluted	—	112,445,199	112,445,199

Class B ordinary shares
Basic	—	68,788,940	68,788,940
Diluted	—	68,788,940	68,788,940

Other comprehensive income, net of tax of nil
Foreign currency translation adjustments	124	6,303	1,014

Comprehensive income	75,135	128,218	20,626

AUTOHOME INC.

RECONCILIATION OF NON-GAAP AND GAAP RESULTS

(Amount in thousands, except per share data)

	For three months ended March 31,
	2013	2014
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Net income	75,011	121,915	19,612
Plus: income tax expense	19,674	31,941	5,138
Plus: depreciation of property and equipment	5,263	7,868	1,266
Plus: amortization of intangible assets	1,707	1,584	255

EBITDA	101,655	163,308	26,271

Plus: share-based compensation expenses	6,372	13,842	2,227

Adjusted EBITDA	108,027	177,150	28,498

Net income	75,011	121,915	19,612
Plus: amortization of acquired intangible assets of Cheerbright, China Topside and Norstar	1,591	1,138	183
Plus: share-based compensation expenses	6,372	13,842	2,227

Adjusted Net Income	82,974	136,895	22,022

Non-GAAP Earnings per share for ordinary share
Basic	0.83	1.30	0.21
Diluted	0.82	1.22	0.20
Shares used in earnings per share computation:
Ordinary shares:
Basic	100,000,000	—	—
Diluted	100,693,204	—	—
Class A ordinary shares
Basic	—	36,347,496	36,347,496
Diluted	—	112,445,199	112,445,199
Class B ordinary shares
Basic	—	68,788,940	68,788,940
Diluted	—	68,788,940	68,788,940

AUTOHOME INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amount in thousands, except as noted)

	As of December 31,	As of March 31,
	2013	2014
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	1,138,613	1,353,355	217,707
Restricted cash	245,000	—	—
Short-term investment	—	49,990	8,042
Accounts receivable	465,712	380,457	61,202
Other current assets	49,940	71,133	11,443

Total current assets	1,899,265	1,854,935	298,394

Non-current assets:
Property and equipment, net	57,897	57,265	9,212
Goodwill and Intangible assets, net	1,549,639	1,548,149	249,042
Other non-current assets	6,149	13,429	2,160

Total non-current assets	1,613,685	1,618,843	260,414

Total assets	3,512,950	3,473,778	558,808

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payables	324,094	271,602	43,691
Deferred revenue	215,580	293,428	47,202
Income tax payable	20,204	39,639	6,377
Payable for repurchase of common stock	227,015	—	—
Other current liabilities	2,925	150	24

Total current liabilities	789,818	604,819	97,294

Non-current liabilities:
Other liabilities	29,041	29,041	4,672
Deferred tax liabilities	481,727	485,494	78,099

Total non-current liabilities	510,768	514,535	82,771

Total liabilities	1,300,586	1,119,354	180,065

Shareholders’ equity:
Total shareholders’ equity	2,212,364	2,354,424	378,743

Total liabilities and shareholders’ equity	3,512,950	3,473,778	558,808